Exhibit 1.01
2014 Kinder Morgan Conflict Minerals Report

Definitions

Unless the context otherwise requires, references to “we,” “us,” “our,” or “KMI” mean Kinder Morgan, Inc. and our consolidated subsidiaries.

Conflict minerals:	Cassiterite, columbite-tantalite (coltan), gold, woflramite or their derivatives, which are limited to tantalum, tin, and tungsten

Conflict minerals rules:	The final conflict minerals reporting rules adopted by the SEC in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

DRC:	The Democratic Republic of Congo and adjoining countries

OECD:	Organization for Economic Cooperation and Development

EICC-GeSI:	The Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict-Free Sourcing Initiative

SOR:	Smelters or refiners in whose facilities conflict minerals are processed

RCOI:	Reasonable country of origin inquiry to determine whether we have reason to believe that conflict minerals originated from the DRC

Businesses Potentially Subject to the Conflict Minerals Rules

We are a large energy infrastructure company and own an interest in or operate approximately 84,000 miles of pipelines and 165 terminals. Our pipelines transport natural gas, refined petroleum products, crude oil, condensate, CO2 and other products, and our terminals transload and store petroleum products, ethanol and chemicals, and handle such products as coal, petroleum coke and steel. We are also the leading producer and transporter of CO2, for enhanced oil recovery projects in North America.

Approximately 99.9% of our revenue for 2014 was generated by businesses other than manufacturing; however, two of our consolidated subsidiaries manufactured or contracted to manufacture products for sale to customers during the year and therefore could be subject to the conflict minerals rules.

Applying the Conflict Minerals Rules to Us

The SEC’s conflict minerals rules require a three-step compliance approach. The first step is determining applicability of the conflict minerals rules to us by identifying any conflict minerals necessary to the production of our manufactured products; the second step is a RCOI to determine whether we have reason to believe that conflict minerals present in our manufactured products originated from the DRC; and the third step (referred to as “due diligence” in the rules) is to determine the source and origin of any such conflict minerals and the facilities in which they were processed.

As a downstream company in the conflict minerals supply chain, we are several tiers removed from mining operations and SORs and have no visibility into the upstream supply chain beyond our direct suppliers. Based on the results of our due diligence thus far, we believe it is likely that years of engagement and communication of expectations through many tiers of the supply chain will be necessary before information returned to downstream companies, such as ours, may be considered accurate and complete.

The purpose of this report is to explain the steps that we have performed to comply with the conflict minerals rules. Our first step has consisted of making inquiries with our vendors to determine whether conflict minerals are present within the products that they sell to us. Since conflict minerals are likely to be necessary for the functionality of electronic components that we purchase from our suppliers as subcomponents to our manufactured products, we simultaneously performed the second compliance step, the RCOI, whereby we inquired about the origins of any conflict minerals present in our supply chain.

Those vendors who confirmed the presence of conflict minerals originating from the DRC in the subcomponents that they sell to us have stated that their due diligence to identify the sources within the DRC of those conflict minerals is ongoing, but they have not yet received complete information. We will continue communicating with our vendors to perform the third compliance step, which is due diligence to identify the sources of those conflict minerals and the SORs in which they were processed.

Due Diligence Framework and Resources

We conducted due diligence with respect to our manufacturing operations using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas as a framework. In addition, we used the EICC-GeSI conflict minerals reporting template, which includes standard supply chain survey and information tracking methods to (i) determine if our manufactured products contain conflict minerals necessary to their functionality or production, (ii) perform a RCOI and (iii) assess whether our supply chain adheres to due diligence measures put forward by the OECD.

Due Diligence Steps Performed

•	Identified our businesses that manufactured or contracted to manufacture products in 2014;

•	Determined that 14 of our manufactured products could contain conflict minerals;

•	Further identified a total of 1,771 components of our 14 products that could contain conflict minerals, and 120 vendors from whom we purchased these components;

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Notified the above vendors to remind them that we are subject to conflict minerals rules and that we would be conducting due diligence regarding the presence, source, and chain of custody for any conflict mineral present in components we purchased from them, and to provide a copy of our conflict minerals policy;

•	Using a standardized conflict minerals reporting template developed by EICC-GeSI, made our initial inquiries with those 120 vendors;

•	Compiled, reviewed and analyzed 75 vendor responses;

•	Conducted multiple follow-up requests with 45 unresponsive vendors; and

•	Conducted follow-up with 2 vendors for further information regarding initial responses that were incomplete or unclear.

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The vendors who responded to our survey reported that (i) conflict minerals were not present in the subcomponents that they supply to us; (ii) their surveys of their own suppliers are in progress, and they are not yet in a position to report to us regarding the presence and origins of any conflict minerals in subcomponents that they supplied to us; or (iii) subcomponents that they supplied to us did contain conflict minerals from the DRC, but their due diligence processes to identify sources and SORs are still in progress and cannot be fully reported to us.

Mitigation

Over the last two years, we have undertaken the following steps to mitigate the risk that our products may contain conflict materials that benefit armed groups within the DRC, including steps to improve our due diligence:

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Developed and adopted a conflict minerals policy applicable to our manufacturing operations, which communicates that we expect our manufacturing vendors to cooperate with our due diligence efforts and work toward increased supply chain transparency and responsible sourcing of conflict minerals;

•	Disseminated our conflict minerals policy to those vendors who provide raw materials and components for our manufacturing operations;

•	Created a process within our manufacturing operations procurement function to notify new vendors of our conflict minerals policy;

•	Published a copy of our Conflict Minerals Report on our website at

http://www.kindermorgan.com/content/docs/2014_Conflict_Minerals_Report.pdf; and

•
Continued to communicate with suppliers regarding our conflict minerals reporting obligations and need for their assistance in conducting supply chain due diligence on source and chain of custody for raw materials and components purchased for our manufacturing operations.